

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Teck Siong Lim
Chief Financial Officer
Emerald Data Inc.
Avenida Dr.Rodrigo Rodrigues
No.223-225. Edif Nam Kwong.
8 Andar J2. Macau

      Re: Emerald Data Inc.
            Form 10-K for the Fiscal Year Ended August 31, 2017
            Filed December 14, 2017
            File No. 333-200629

Dear Mr. Lim:

We issued comments to you on the above captioned filing on June 12, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 6, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ta Tanisha Meadows at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products